900 E. Green Street, Bensenville, IL 60106 Phone: 847-295-7000 Fax: 847-233-0177 www.rubicon-es2.com

January 13, 2012

VIA EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Rubicon Technology, Inc.

Form 10-K for the Year Ended December 31, 2010

Filed March 15, 2011

File No. 001-33834

Dear Mr. Vaughn:

Set forth below are the responses of Rubicon Technology, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated December 30, 2011, relating to the Company’s Form 10-K for the year ended December 31, 2010, filed with the Commission on March 15, 2011. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the year ended December 31, 2010

Note 1. Summary of Significant Accounting Policies, page F-9

Inventories, page F-11

Comment No. 1

We note that you reduced your inventory reserve balance in connection with a change in the standard cost of the inventory to net realizable value. Please explain this adjustment in greater detail. Explain why only a portion of the reserve was reclassified as a reduction in the standard cost. Describe to us the inventory that the remaining reserve relates to and why you did not adjust the standard cost for that inventory to net realizable value.

Response

The inventory adjusted to net realizable value relates to product that does not meet standard customer requirements. As such, it is usually sold at a price lower than cost. Prior to 2010, this inventory’s standard cost was the same as for product meeting standard customer requirements. Reserves were recorded against the inventory value to reflect net realizable value. Beginning in 2010, the Company adjusted the standard cost for this product to reflect the net realizable value, eliminating the need for the related reserve. The inventory was revalued to the new standard cost, which reduced both the gross inventory valuation and the related inventory reserve. The end result was no change in the net inventory value as reflected on the Company’s balance sheet.

Internally, the Company tracks its net realizable value adjustments to inventory. The Company is in compliance with US GAAP for financial reporting purposes and does not reverse its adjustments to inventory. In the future, the Company undertakes to remove references to such adjustments in its external reporting.

Note 2 – Segment Information, page F-17

Comment No. 2

We note your disclosure of revenue by geographic region. Please note the guidance set forth in FASB ASC paragraph 280-10-50-41(a), which indicates that if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Revise future filings as necessary.

Response

To the extent revenues from external customers attributed to an individual foreign country are material, the Company undertakes, in future filings, to disclose such revenues separately in accordance with the guidance set forth in FASB ASC paragraph 280-10-50-41(a).

Comment No. 3

Additionally we note your disclosure of assets by geographic region. Please note that FASB ASC paragraphs 280-10-50-41(b) and 280-10-55-23 require disclosure of long lived assets by country of domicile and in all foreign countries. Additionally, if assets in an individual foreign country are material, those assets shall be disclosed separately. Revise future filings as necessary.

Response

The Company undertakes, in future filings, to disclose long lived assets by country of domicile and in all foreign countries in accordance with FASB ASC paragraphs 280-10-50-41(b) and 280-10-55-23. In addition, to the extent assets in an individual foreign country are material, the Company undertakes, in future filings, to disclose such assets separately.

Comment No. 4

We note your discussion beginning on page 3 and throughout the filing of LED applications and SOS RFIC applications. We note additional discussions beginning on page 8 of different products you offer, such as “core,” “as-cut,” “as-ground,” and “polished” products. Please explain to us how you have considered the guidance in FASB ASC paragraph 280-10-50-40 in connection with your disclosures. Revise future filings as appropriate to comply with this guidance.

Response

The Company has considered the guidance in FASB ASC paragraph 280-10-50-40 and advises the Staff that it has concluded that additional disclosure in future filings is appropriate. In accordance with such guidance and to the extent practicable, the Company undertakes, in future filings, to disclose revenues from external customers for each of its products.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (847) 457-3610.

Sincerely,

/s/ William F. Weissman
Chief Financial Officer

cc:	Eric Atallah

Matthew F. Bergmann